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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                            Micro Therapeutics, Inc.
                     ----------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                     ----------------------------------------
                         (Title of Class of Securities)

                                    59500W100
                     ----------------------------------------
                                 (CUSIP Number)

                      Jose M. de Lasa, 100 Abbott Park Road
              Abbott Park, Illinois 60064-3500; Phone 847 937 8905
                     ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 21, 1999
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ _ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 59500W100
------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Abbott Laboratories
                  IRS Identification No. 36-0698440
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [   ]
                                                                        ---
                                                              (b)      [   ]

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3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS


         OO (see Item 3 below)

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5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

         TO ITEMS 2(d) OR 2(e)                                         [   ]

-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

-------------------------------------------------------------------------------
NUMBER OF                  (7)      SOLE VOTING POWER
SHARES                              962,628
BENEFICIALLY               ------------------------------------
OWNED BY                   (8)      SHARED VOTING POWER
EACH                                0
REPORTING                  ------------------------------------
PERSON WITH                (9)      SOLE DISPOSITIVE POWER
                                    962,628
                           ------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         962,628

-------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                   [   ]
-------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.4% (see Item 5 below)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
-------------------------------------------------------------------------------


                               Page 2 of 6 pages

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The following information amends and supplements the Schedule 13D filed on
September 1, 1998 (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER

                  This statement relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of Micro Therapeutics, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2 Goodyear, Irvine, California 92618.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

                  The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

                  (d) and (e) Neither Abbott, nor to the best of its knowledge, any person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Abbott acquired 962,628 shares of Common Stock (the "Shares") upon conversion of two five-year convertible subordinated notes: a 5% Convertible Subordinated Note, dated August 19, 1998; and a 5% Credit Facility Note, dated November 9, 1998 (the "Credit Facility Note"). These two notes evidenced two loans, each of $5,000,000, that Abbott made to the Issuer. The two notes are described in greater detail in Item 6 of the
Schedule 13D. The source of funds for the two loans came from Abbott's general assets.

                              Page 3 of 6 pages

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ITEM 4.  PURPOSE OF THE ACQUISITION

                  Abbott acquired the Shares as an investment and in connection with its distribution alliance with the Issuer.

                  Abbott intends to monitor its interests in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Abbott may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer's business, operations, or other affairs with the Issuer's management, board of directors, shareholders or others or take such other actions as Abbott may deem appropriate. Notwithstanding the foregoing, except as described in this
Item 4 and in Item 6, Abbott has no present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of
Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) Abbott is the beneficial owner of the Shares, representing approximately 12.4% of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-QSB Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended March 31, 1999.

                  (b) Abbott will have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

                  (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.


                         Page 4 of 6 pages

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                  (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The summaries of certain terms of the following agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the agreements and reference is made to the full text of such agreements which are filed as exhibits to this Statement and are incorporated herein by reference.

                  Abbott and the Issuer have entered into (i) an Amendment to Convertible Subordinated Note Agreement and Security Agreement, dated May 21, 1999 (the "Amendment") and (ii) a Termination of Credit Agreement and Security Agreement, dated May 21, 1999 (the "Termination"). Abbott grants the Issuer an option under which the Issuer may require Abbott to purchase up to $3,000,000 shares of Common Stock at $12 per Share. The option is effective for 90 days beginning in late July, 1999. The Amendment amends the Convertible Subordinated Note Agreement and the Credit Agreement, both dated August 12, 1998, by reducing the conversion price stated in the respective agreements. It also grants the Issuer the right to convert the Credit Facility Note at the reduced conversion price. The Termination terminates:
(i) the Credit Agreement; and (ii) the Security Agreement, dated August 12, 1998. The agreement is described in greater detail in Item 6 of the Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1 -       Information Concerning Executive Officers
                                    and Directors of Abbott Laboratories.

                  Exhibit 2 -       Amendment to Convertible Subordinated
                                    Note Agreement and Security Agreement,
                                    dated as of May 21, 1999.


                  Exhibit 3 -       Termination of Credit Agreement and
                                    Security Agreement, dated as of May 21,
                                    1999.

                           *********************************

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Abbott Laboratories

DATED: June 1, 1999           By:  /s/ Gary P. Coughlan
                                   ------------------------------------------
                                   Gary P. Coughlan, Senior Vice President,
                                   Finance and Chief Financial Officer


                                Page 5 of 6 pages

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                                  EXHIBIT INDEX

Exhibit Number             Description
---------------            ------------
         1                 Information Concerning Executive Officers and
                              Directors of Abbott Laboratories.

         2                 Amendment to Convertible Subordinated Note
                              Agreement and Security Agreement, dated as of May 21, 1999.

         3                 Termination of Credit Agreement and Security
                              Agreement, dated as of May 21, 1999.



                               Page 6 of 6 pages